PerkinElmer, Inc. 940 Winter Street Waltham, MA 02451 USA	Phone 781.663.6900 Fax 781.663.5969 www.perkinelmer.com

May 6, 2009

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Russell Mancuso
Ms. Lynn Dicker
Mr. David Burton
Mr. Thomas Jones

Re:	Comment Letter Response
PerkinElmer, Inc.
Form 10-K for fiscal year ended December 28, 2008
Filed February 26, 2009
File No. 1-05075

Dear Mr. Mancuso:

The following is our response to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission (“the Staff”) on April 30, 2009, including supplemental details of how the comment will be addressed in our future filings. The format of this letter matches that of the Staff’s letter, with the comment of the Staff presented in italics followed by our response in the standard typeset. We hope this is helpful to you in reviewing this response letter.

The Company’s response is as follows:

1.	Please expand your response to prior comment 15 to tell us how including missing attachments in future filings addresses missing information in your most recent Form 10-K. Include in your response a complete list of missing attachments from your exhibits and the substance of the information in those attachments.

Response 1:

The Company acknowledges the Staff’s comment and will re-file the agreements filed as exhibits to its most recent Annual Report on Form 10-K that are missing attachments (collectively the “Agreements”), with the exhibits and schedules thereto, as exhibits to the

U.S. Securities and Exchange Commission

May 6, 2009

Company’s next Quarterly Report on Form 10-Q, to be filed with the Securities and Exchange Commission no later than May 15, 2009. The Company respectfully submits that this approach will be more straightforward than if the Company amended and restated each of the reports filed under the Securities Exchange Act of 1934, as amended, to which the Agreements were originally attached. The Company believes that filing numerous additional reports for the purpose of updating certain exhibits would be confusing to investors. The Company also believes that none of the missing exhibits are material (either individually or in the aggregate), nor does the content of those exhibits impact the content of the original filings to which they were attached.

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to call Mike Battles, Acting Chief Financial Officer and Chief Accounting Officer, at 781-663-5661 or me at 781-663-5595.

Sincerely,

/s/ Robert F. Friel
Robert F. Friel
President and Chief Executive Officer

cc: David Finnerty, Deloitte & Touche LLP